Legacy Mining Ltd.

Administration Office
1288 Alberni Street, Suite 806
Vancouver, BC V6E 4N5
Tel: 1-888-488-6882
Fax: 1-604-664-0498

July 31, 2007

Via EDGAR

David Lyon
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Sir:

Re:	Legacy Mining Ltd. (the “Company”)
Registration Statement on Form SB-2
Filed: November 14, 2006, December 11, 2006, February 7, 2007, March 23, 2007,
May 23, 2007, June 22, 2007 and July 24, 2007
File No. 333-138672

I am President of the Company and write this letter on behalf of the Company. At this time I respectfully apply for an acceleration of the effective date of the Registration Statement for the Company for Wednesday, August 1, 2007, or as soon thereafter as possible.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require any further information.

Yours truly,

LEGACY MINING LTD.

Per: /s/ Robert Klein

Robert Klein
President & C.E.O.